Giordano, Halleran & Ciesla

A Professional COrporation

Attorneys at law

PHILIP D. FORLENZA, ESQ. SHAREHOLDER ALSO ADMITTED TO PRACTICE IN NY PFORLENZA@GHCLAW.COM DIRECT DIAL: (732) 219-5483	(732) 741-3900 FAX: (732) 224-6599 www.ghclaw.com

November 20, 2015

Client/Matter No. 19271.1

Securities and Exchange Commission
Division of Corporation Finance

100 “F” Street

Washington, D.C. 20549

Attention:	Era Anagnosti

Re:	Jensyn Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 12, 2015
CIK No. 0001634447

Dear Anagnosti:

This letter sets forth the responses of Jensyn Acquisition Corp.’s (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in its letter dated June 23, 2015.

The applicable comments and responses are set forth below. The comment numbers correspond to the comment numbers set forth in the Staff’s letter. Contemporaneous with the submission of this letter, the Company has publicly filed the Form S-1 Registration Statement and the changes made in response to the Staff’s comments are reflected in the public filing.

Prospectus Cover Page

1.	We note your response to comment three. Please include a summary of your response in an appropriate section of the filing.

Response:	Disclosure has been added in the third paragraph on page 3 in response to the Staff’s comment.

Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

Certificate of Incorporation, page 59

2.	Please revise to disclose that the affirmative vote of holders of at least 65% of the then outstanding IPO shares (as defined in Exhibit 3.2) would be required to amend the provisions of your certificate of incorporation during the Target Business Acquisition period, defined as the period from the effectiveness of the registration statement up to and including the first to occur of (a) a business combination transaction with a target business or (b) Termination Date (defined in paragraph G of Article SIXTH of the Amended and Restated Certificate of Incorporation (refer to Exhibit 3.2)).

Response:	Disclosure has been added in the last paragraph of the section captioned “Certificate of Incorporation” on page 63 in response to the Staff’s comment.

3.	Paragraph B of Article SIXTH of your Amended and Restated Certificate of Incorporation renders the consummation of a business combination transaction contingent upon the approval by the company’s shareholders. This provision appears inconsistent with your prospectus disclosure stating that in connection with a business combination transaction you either will seek shareholder approval or provide the stockholders with the opportunity to sell their shares to the company by means of a tender offer. Please explain or revise your disclosure accordingly.

Response:	Paragraph B of Article VI of the form of the Company’s Amended and Restated Certificate of Incorporation (refiled as Exhibit 3.2 to the Registration Statement) has been revised to be consistent with the disclosure in the prospectus. In addition, other provisions have been added to or revised in Article VI to be consistent with the disclosure in the prospectus which pertain to the possible tender offer.

4.	Please reconcile the provisions of paragraph I in Article SIXTH stating that following the IPO you may not issue shares of capital stock entitling the holders to vote on any business combination transaction, with your risk factor “We may issue shares of our capital stock to complete our initial business combination…” on page 20 stating that “[you] may issue a substantial number of additional shares of common stock or shares of preferred stock, or a combination of common stock and preferred stock, to complete [y]our initial business combination.”

Response:	Paragraph I (now paragraph J) of Article VI of the form of the Company’s Amended and Restated Certificate of Incorporation (refiled as Exhibit 3.2 to the Registration Statement) has been revised to make it clear that the prohibition on voting will apply only to the initial business combination. Shares issued in connection with the Company’s initial business combination would not be entitled to vote on such initial business combination.

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Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

Conflicts of Interest, page 68

5.	We note your revised disclosure to comment 17. However, it remains unclear why, in “most cases”:

•	the ability of each officer and director to control its respective affiliated company would minimize the potential conflict of interest arising from such affiliation; and

•	why the “nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.”

In particular, we note your disclosure on page 49 indicating that you intend to focus your search of target businesses operating in the information technology consulting industry and that many of the affiliated companies listed in the table on page 69 appear to operate in the business or technology consulting service industry. Please further revise to clarify.

Response:	The qualification that the obligation of the officers and directors to present acquisition opportunities first to the Company is subject to pre-existing fiduciary duties or contractual obligations of the officers and directors has been removed from the proposed agreement between the Company and its officers and directors. See Exhibit 10.2 which has been refiled with the Registration Statement. In addition, the disclosure on page 68 has been revised to eliminate the description of this qualification. Inasmuch as (i) the Company is not aware of any contractual obligations and (ii) there are no owners of the affiliate entities that operate in the business or technology consulting service industry other than the Company’s officers, directors and their immediate family members, the qualification is no longer deemed necessary.

Exhibit 10.2

6.	The exhibit index indicates that Exhibit 10.2 is a “Form of Letter Agreement among the Registrant and the Registrant’s Officers and Directors.” However, the form of letter agreement filed as Exhibit 10.2 appears to be an agreement between two underwriter representatives, 1347 Capital Corp. and EarlyBirdCapital, Inc. Please advise or properly identify the exhibits in the exhibit index.

Response:	The wrong document was inadvertently filed as Exhibit 10.2. As a result, Exhibit 10.2 has been refiled with this filing.

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Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned. Thank you.

Very truly yours,

PHILIP D. FORLENZA

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